Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

A. Operating Results

As of December 31, 2020, we have two operating business lines, including the retail business of providing high-quality tea beverages in our tea shop chain business conducted by Hunan MYT and the dark tea distribution business by 39Pu.

Tea Shop Chain Business

Currently the Company has three tea shops based in Hunan Province, China, among which two are flagship stores and one is a general store. The Company sells tea products, beverages and light meals. The tea drinks we are currently offering are developed on various tea base, among which is our characteristic Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Customers place orders and pay for tea products, beverages and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase.

We have also teamed up with China’s leading online food ordering and delivery platforms—meituan.com (“美团”) and ele.me (“饿了么”)—to allow consumers to order drinks, light meals, and pastries through the Internet from the closest stores. Consumers, however, can order only products that are suitable for delivery, such as bread with long expiration periods, light snacks, and certain tea beverages. Some tea beverages, such as milk foam cap tea, are not offered online due to its unsuitability for delivery. After a customer places an order with these online platforms, our products will be produced in the stores and delivered by professional deliverymen. The production and delivery process is typically completed in forty (40) minutes.

For the six months ended December 31, 2020 and 2019, the Company earned income from the tea shop chain business of $169,656 and $348,816, respectively.

Branding and Marketing Strategy

Our products are currently offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

Each brand has its own market position. Buoyance Manor mainly focuses on selling coffee drinks and varieties of bread originating from Europe. Your Ladyship Tea mainly focuses on selling tea beverages and light meals. Meet Honey will mainly focus on selling snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups.

Competition

In almost all markets in which we operate, there are numerous competitors in the specialty tea beverage business. We believe that our customers choose among specialty tea beverage brands primarily on the basis of product quality, service and convenience, as well as price. We face competition from large fast-food restaurants and ready-to-drink tea beverage manufacturers. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

As of now, our major competitors in Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”).

Dark tea distribution business

In order to diversify the Company’s business and making synergies between tea shop chains and dark tea distribution, the Company’s indirectly wholly-owned subsidiary, Mingyuntang (Shanghai) Tea Co. Ltd. (“Shanghai MYT”), entered into a series of contractual agreements (the “39Pu VIE Agreements”) with Hunan 39 PU Tea Co., Ltd. (“39Pu”) and certain shareholders of 39Pu (“39Pu Shareholders”), who collectively hold 51% of 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent, in all material respects, to those it would possess as the 51% equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the VIE Agreements is solely to give 39Pu the exclusive control over 39Pu’s management. Through 39Pu VIE structure, the Company is able to consolidate operations of 39Pu effective October 2, 2019, and now operates a separate dark tea distribution business.

39Pu, headquartered in Changsha Province, China, is a high-end tea enterprise integrating tea distribution, product research and development, and tea cultural heritage projects. The company aims to create a comprehensive tea brand, selling premium tea (primarily Anhua dark tea) and facilitating the dissemination of tea culture. Currently, the company operates retail tea stores in Guangdong, Liaoning, Inner Mongolia, and Hunan.

39Pu sells dark tea products in its retail tea stores. 39Pu recognizes revenues when products are delivered to customers on a gross basis, as the Company is acting as a principal in these transactions. For the six months ended December 31, 2020 and 2019, the Company earned income from the dark tea distribution of $3,704,424 and $69,403, respectively.

Recent developments

1)	2020 Registered Direct Offerings

On July 30, 2020, the Company and the Purchasers entered into certain securities purchase agreement (the “July Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 15,000,000 Ordinary Shares, at a price of $0.40 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “July Offering”). The July Offering closed on August 3, 2020.

On August 14, 2020, the Company and the Purchasers entered into certain securities purchase agreement (the “July Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 18,750,000 Ordinary Shares, at a price of $0.32 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “July Offering”). The July Offering closed on August 18, 2020.

2)	Grand Opening of First Overseas Tea House

On August 1, 2020, the Company, through its joint venture, opened the first oversea specialty coffee and tea house under a brand name of “MENO” in West Village near Washington Square Park in Manhattan, New York City.

3)	Acquisition of equity interest in CYY and Store Master

In October 2020, the Company, through its WFOE, acquired 51% equity interest in each of Chuangyeying Brand Management Co., Ltd. (“CYY”) and Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master. As of December 31, 2020, the Company made investments of $376,462 and $681,252, respectively, in CYY and Store Master.

CYY has franchise permit and owns multiple registered trademarks in China. It currently manages over 300 tea beverages franchisees. Store Master specializes in supply chain management, product research and development, and optimizing long-term and stable supply chains. Store Master also owns a scalable warehouse with an advanced logistics management system. CYY and Store Master are commonly owned by five individuals.

4)	Acquisition of equity interest in Guokui

On September 23, 2020, the Company entered into a share purchase agreement (the “Agreement”), pursuant to which the Company agreed to pay $400,000 in cash to acquire 80% of the equity interest in Guokui. Guokui is incorporated under the laws of New York State and has been operating CROP CIRCLE, a casual street food restaurant in New York City, since August 2020. As of December 31, 2020, the Company has invested $100,000 in Guokui.

Key Factors that Affect Operating Results

We just launched the specialty tea product distribution and retail business in November 2018 and the dark tea distribution business in October 2019. We believe our future success depends on our ability to significantly increase revenues as well as maintain profitability from our operations. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	Our ability to attract and engage customers

●	Our ability to increase product offerings

●	Expansion of our online distribution

●	Effective selling prices of our products

●	Efficient store operations

Our business requires a significant amount of capital in large part because we are prompted to continue to open stores and expand our business in joint venture stores and to additional markets where we currently do not have operations.

Results of Operations

Six Months Ended December 31, 2020 as Compared to Six Months Ended December 31, 2019

	For the Six Months Ended December 31,		Change
	2020	2019	Amount	%

Revenue	$3,874,080	$418,219	$3,455,861	826%
Cost of revenues	(2,328,001)	(300,124)	(2,027,877)	676%
Gross profit	1,546,079	118,095	1,427,984	1,209%

Operating expenses
General and administrative expenses	(2,205,377)	(1,597,112)	(608,265)	38%
Total operating expenses	(2,205,377)	(1,597,112)	(608,265)	38%

Other income, net
Interest income	138,306	49,395	88,911	180%
Change in fair value of warrants	845,683	15,330	830,353	5,417%
Share of equity investees	(201,815)	-	(201,815)	>100%
Other (loss) income	(167,046)	73,531	(240,577)	(327)%
Total other income, net	615,128	138,256	476,872	345%

Net loss before income taxes	(44,170)	(1,340,761)	1,296,591	(97)%

Income tax expenses	(259,031)	-	(259,031)	>100%

Net loss	$(303,201)	$(1,340,761)	$1,037,560	(77)%

Revenues

We generate revenue from the following two sources, including (1) sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and (2) sales of dark team products by 39Pu. Revenue from sales of dark team products services are newly incorporated into our operations as a result of our recent entry into VIE contractual agreements with 39Pu. Total revenue increased by $3,455,861 or 826%, from $418,219 for the six months ended December 31, 2019 to $3,874,080 for the six months ended December 31, 2020.

(1)	Revenue from sales of tea products, beverages and light meals in retail shop chains

The Company commenced its business of specialty tea product distribution and retail in November 2018. The Company sold tea beverage drinks, light meals and other tea products in the retail stores. Customers places orders in the store and revenue is recognized when drinks and meals are delivered to the customers. For the six months ended December 31, 2020 and 2019, the Company generated revenues of $169,656 and $348,816, respectively, from its retail stores, representing a decrease of $179,160 or 51%. The decrease was primarily attributable to close of general stores during the twelve months ended December 31, 2020 as affected by the COVID-19 outbreak. During the six months ended December 31, 2020 and 2019, the Company had three and eight retail stores under operations, respectively.

(2)	Revenue from sales of dark tea products

The Company commenced its business of sales of dark tea business in October 2019, when the Company entered into VIE agreements with 39Pu and 39Pu’s shareholders. The Company recognizes revenues when dark teas are delivered to customers, on a gross basis as the Company is acting as a principal in these transactions.

During the six months ended December 31, 2020 and 2019, the Company generated revenues of $3,704,424 and $69,403 from sales of dark tea products. The increase was primarily attributable to both online and offline marketing campaign for the dark tea products and the Company witnessed a sharp increase in the sales.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals, dark tea products and other products. For the six months ended December 31, 2020, the Company incurred cost of $2,328,001, consisting of cost of tea beverage drinks and light meals of $89,858 and cost of dark tea products of $2,238,143. For the six months ended December 31, 2019, the Company incurred cost of $300,124, consisting of cost of tea beverage drinks and light meals of $298,483 and cost of dark tea products of $1,641.

General and administrative expenses

General and administrative expenses increased from $1,597,112 for the six months ended December 31, 2019 to $2,205,377 for the six months ended December 31, 2020, representing an increase of $608,265, or 38%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to an increase of $615,243 in professional expenses as the Company raised funds from two direct offerings during the six months ended December 31, 2020, and an increase of $131,706 in marketing and promotion expenses because we invested in marketing campaigns for promotion of our dark tea products, netting off against a decrease of $102,078 in retail store and office rental expenses as the Company had three retails stores under operations as of December 31, 2020 as compared with 8 retail stores as of December 31, 2019.

Change in fair value of warrants

Gain on change in fair value of warrants was $845,683 for the six months ended December 31, 2020, as compared with $15,330 for the six months ended December 31, 2019. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019.

Net loss

As a result of the foregoing, net loss for the six months ended December 31, 2020 was $303,201, representing a decrease of $1,037,560 from net loss of $1,340,761 for the six months ended December 31, 2019.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this Form 6-K.

●	Basis of presentation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

●	Principal of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIEs for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation.

●	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s unaudited condensed consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the six months ended December 31, 2020 and 2019, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark team products by 39Pu.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

Sales of dark tea products by 39Pu

The Company identifies a single performance obligation from contracts. The Company recognizes revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The transaction fees are fixed. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the Company.

●	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2020. As of  December 31, 2020, income tax returns for the tax years ended December 31, 2015 to 2019 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of December 31, 2020 and June 30, 2020, we had cash of $13,333,034 and $5,311,693, respectively. In addition, as of December 31, 2020 and June 30, 2020, we had short-term investments of $3,335,640 and $2,266,069 with maturities within twelve months.

On July 30, 2020, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 18,750,000 ordinary shares, no par value, at a price of $0.32 per share, for gross proceeds of approximately $6.0 million and net proceeds of approximately $5.5 million. The offering closed on August 3, 2020.

On August 14, 2020, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 15,000,000 ordinary shares, no par value, at a price of $0.4 per share, for gross proceeds of approximately $6.0 million and net proceeds of approximately $5.5 million. The offering closed on August 18, 2020.

Statement of Cash Flows

	For the Six Months Ended December 31,
	2020	2019
Net cash used in operating activities	$(510,405)	$(1,151,565)
Net cash used in investing activities	(2,573,908)	(1,698,038)
Net cash provided by financing activities	11,050,000	-
Effect of exchange rate changes on cash and cash equivalents	55,654	(17,962)
Increase (Decrease) in cash and cash equivalents	8,021,341	(2,867,565)
Cash and cash equivalents at beginning of period	5,311,693	4,668,745
Cash and cash equivalents at end of period	$13,333,034	$1,801,180

Operating activities

For the six months ended December 31, 2020, net cash used in operating activities was $510,405, mainly derived from (i) net loss of $303,201 for the six months adjusted for noncash amortization of right of use assets of $227,566, decrease in fair value of warrants of $845,683, stock based compensation expenses of $222,500 to certain consultants, and share of loss of $201,815 from our equity investees including Meno, Guokui, CYY and Store Master, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase of $262,396 in accounts receivable because we generated increasing revenues in sales of dark tea products, and (b) an increase of $259,284 in income tax payable because we generated net profits from sales of dark tea products by 39Pu.

For the six months ended December 31, 2019, net cash used in operating activities was $1,151,565. This was mainly attributable to our net loss of $1,340,761, adjusted by an increase of $99,815 in other current assets and an increase of $57,784 in noncurrent assets, both are results of deferral of consulting services and lease arrangements acquired from Ladyship Tea.

Investing activities

For the six months ended December 31, 2020, net cash used in investing activities was $2,573,908. This was mainly attributable to investments in short-term investments of $9,393,389, investment of $1,257,714 in four equity investees, and loans of $1,181,060 made to a third party, netting off against proceeds of $8,541,987 from release of short-term investments, and collection of loans of $814,003 from a third party.

For the six months ended December 31, 2019, net cash used in investing activities was $1,698,038. This was mainly attributable to acquisition of a subsidiary, net of cash of $2,369,768, purchase of $220,849 for property and equipment, payment of $247,897 for deposits in property and equipment, investment of $105,000 in one equity investee, netting off against proceeds of $1,244,736 from release of short-term investments.

Financing activities

For the six months ended December 31, 2020, we raised net proceeds of $11,050,000 from two private placements.

For the six months ended December 31, 2019, we did not incur cash inflow or outflow from financing activities.

C. Research and development, patent and licenses, etc.

Not applicable.

D. Trend information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the six months ended December 31, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular disclosure of contractual obligations

Commitments and Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Contractual obligations

Future minimum lease payment under non-cancelable operating leases are as follows:

For the six months ended June 30, 2021	$214,272
For the twelve months ended June 30, 2022	165,017
For the twelve months ended June 30, 2023	38,840
For the twelve months ended June 30, 2024 and thereafter	33,232
Present value of lease liabilities	$451,361

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2020, our future lease payments totaled $451,361.

G. Safe Harbor

See “Forward-Looking Statements.”

H. Holding Company Structure

The Company is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated VIE. If our subsidiaries, our consolidated VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our unaudited condensed consolidated financial statements against the consolidated affiliated entity’s share capital.

I. Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange rate risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $12.2 million which was in U.S. dollars as of December 31, 2020, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the six months ended December 31, 2020.

Currency convertibility risk

We transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China, or the PBOC. However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.